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                                                                 Exhibit (d)(14)

                               February 26, 2001

John Giordano
5 Queen Anne Road
Hopkinton, MA 01748

Dear John:

The purpose of this letter is to establish the goals for your 50% bonus for the year 2001 as referenced in your Employment Agreement dated January 21, 2000. Please note that the plan in effect in 2000 is being replaced by the specifics contained within this letter.

Your Bonus payment, if any, will be based on the following.

1. A bonus equal to 50% of your total base salary for the year 2001 will be paid if the following financial results are achieved or exceeded for the consolidated Company results.

      Revenue                                   $2,900,000
      Net Loss                                  $  700,000
      12/31/2001 U.S. Cash & Investments        $6,089,000


2. If a Change of Control of the Company occurs during the first-half of 2001, you will be paid a bonus of $100,000 in lieu of the above bonus. A Change of Control includes the acquisition of more than 50% of the equity of the Company by any one person, any merger of the Company, or any sale of substantially all of the assets of the Company.


3. If a Change of Control occurs during the second half of 2001, you will be paid a bonus of $50,000 in lieu of the above bonuses.

    Peritus Software Services, Inc.

    By: /s/ Roland D. Pampel
        --------------------

    Roland Pampel
    Member Board of Director's
    Compensation Committee